

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2023

Ian Walters, MD, MBA
Chief Executive Officer
Portage Biotech Inc.
Clarence Thomas Building, P.O. Box 4649
Road Town, Tortola
British Virgin Islands, VG1110

      Re: Portage Biotech Inc.
          Registration Statement on Form F-1
          Filed October 31, 2023
          File No. 333-275229

Dear Ian Walters:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Dillon Hagius at 202-551-7967 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences

cc: Steve Abrams